UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )

DEVON ENERGY CORPORATION
(Name of Issuer)
COMMON STOCK, $.10 PAR VALUE
(Title of Class of Securities)
25179M103
(CUSIP Number)
Spiros N. Vassilakis
The Mitchell Family Corporation
24 Waterway Avenue, Suite 300
The Woodlands, Texas 77380
(713) 377-5609
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 27, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	25179M103

1	NAME OF REPORTING PERSON George P. Mitchell

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		23,372,374 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		23,372,374 shares

WITH	10	SHARED DISPOSITIVE POWER

0 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,372,374 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

14	TYPE OF REPORTING PERSON

IN

SCHEDULE 13D (Amendment No. 1)
     Explanatory Note: This Schedule 13D (Amendment No. 1) (this “Amendment”) relates to the common stock, par value $0.10 per share (the “Common Stock”), of Devon Energy Corporation, a Delaware corporation (the “Company”), and is filed by George P. Mitchell, individually and as executor of the estate of his late wife, Cynthia Woods Mitchell, who died on December 27, 2009. This Amendment No. 1 amends the Schedule 13D dated January 24, 2002, filed with the Securities and Exchange Commission by Mr. and Mrs. Mitchell (the “Schedule 13D”) as set forth below. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to them in the Schedule 13D.
ITEM 2. IDENTITY AND BACKGROUND
Item 2 is amended to read in its entirety as follows:
     (a) This statement is filed by George P. Mitchell, individually and as executor of the estate of his late wife, Cynthia Woods Mitchell.
     (b) Mr. Mitchell’s principal business address is 24 Waterway Avenue, Suite 300, The Woodlands, Texas 77380.
     (c) Mr. Mitchell is a private investor.
     (d) During the last five years, Mr. Mitchell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) During the last five years, Mr. Mitchell has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Mr. Mitchell is a citizen of the United States.
ITEM 4. PURPOSE OF TRANSACTION
Item 4 is amended to read in its entirety as follows:
     As a private investor, Mr. Mitchell may from time to time effect gifts, sales or other transactions in Common Stock, based on various considerations, including but not limited to general economic, business and market conditions and estate planning. Except as described in the previous sentence, Mr. Mitchell currently has no plans or proposals that relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 is amended to read in its entirety as follows:
     The following table sets forth the number of shares of Common Stock beneficially owned by Mr. Mitchell as of March 4, 2010:

Shares Beneficially Owned
	Sole Voting	Shared		Percentage
	And	Voting and		Of
Owner	Dispositive Power	Dispositive Power	Total	Outstanding Shares (2)
George P. Mitchell	23,372,374 (1)	0	23,372,374	5.2%

(1)	Of such shares, 21,285,940 shares are held by George P. Mitchell and 2,086,434 shares were held by George P. Mitchell and Cynthia Woods Mitchell, as tenants in common. Mr. Mitchell, either individually or as executor of Mrs. Mitchell’s estate, has sole voting and dispositive power with respect to all of such shares. All of such shares are subject to applicable marital property laws.

(2)	Based on 446.8 million shares of Common Stock outstanding on February 15, 2010, as set forth in the Company’s Form 10-K for the year ended December 31, 2009.
     Neither Mr. Mitchell nor Mrs. Mitchell’s estate has engaged in any transaction in shares of Common Stock within the past 60 days.
ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS AND RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER
Item 6 is amended to read in its entirety as follows:
     The Company, one of the Company’s subsidiaries and Mr. and Mrs. Mitchell were parties to an Amended and Restated Investor Rights Agreement dated as of August 13, 2001, which has terminated pursuant to its terms.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS
Item 7 is amended to add the Explanatory Note below at the end:
     E-1. Joint Filing Agreement dated as of January 25, 2002 between George P. Mitchell and Cynthia Woods Mitchell.
     E-2. Amended and Restated Investor Rights Agreement dated as of August 13, 2001 by and among Devon Energy Corporation, Devon Holding Corporation, George P. Mitchell and Cynthia Woods Mitchell (incorporated by reference to Exhibit 99(a)(3) to Devon Energy Corporation’s Amendment No. 1 to Schedule 13D relating to the Class A Common Stock, par value $0.10 per share, of Mitchell Energy & Development Corp. that was filed on October 10, 2001).
     Explanatory Note: Because of the death of Mrs. Mitchell, the Joint Filing Agreement previously filed as Exhibit E-1 is no longer effective. As noted in Item 6, the Amended and Restated Investor Rights Agreement previously filed as Exhibit E-2 has terminated pursuant to its terms.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.
Dated: March 4, 2010.

/s/ George P. Mitchell
George P. Mitchell,
Individually and as Executor of the Estate of Cynthia Woods Mitchell